WKN 566 480, ISIN DE0005664809

Sammelaktie Nr. 19

über

Stück 2.500.000 auf den Inhaber lautende Stückaktien
- rechnerischer Anteil am Grundkapital von EUR 1,- je Stückaktie -

insgesamt zwei Millionen fünfhunderttausend Euro.

Der Inhaber dieser Sammelaktie ist mit 2.500.000 Stückaktien an der Evotec OAI AG, Hamburg, nach Maßgabe ihrer Satzung als Aktionär beteiligt.

Hamburg, im Juli 2004

Evotec OAI AG

Der Vorstand